02 MAY 14 AM 10:20

# ThoughtShare Communications Inc.

02034127

April 29, 2002

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

SUPPL

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

**Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.)**
**12g3-2(b) Exemption #82-2442**

In order to maintain the above exemption in good standing, we enclose the following:

1. BC Form 45-902F dated April 29, 2002.

Yours very truly,

**THOUGHTSHARE COMMUNICATIONS INC.**
Per:

Marilyn Wong, Corporate Secretary

5/31

www.thoughtshare.com

400 - 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

82-2442

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

**BC FORM 45-902F**
(Formerly Form 20)

**Securities Act**

**REPORT OF EXEMPT DISTRIBUTION**

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   ThoughtShare Communications Inc.
   300 – 56 East 2nd Avenue
   Vancouver, B.C. V5T 1B1
   Tel. (604) 873-8724

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   1,352,941 common shares and 676,470 share purchase warrants. Each warrant is exercisable for a further common share at a price of $0.30 for a term of six months.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

| *Full name of purchaser and municipality and jurisdiction of residence* | *Number of securities purchased* | *Date of distribution* | *Price per security / total purchase price (Canadian $)* | *Exemption relied on* | *Length of any restricted or seasoning period* |
|---|---|---|---|---|---|
| Eric Gerritsen<br>Arlington, Massachusetts | 470,588 shares & 235,294 warrants | April 22, 2002 | $0.17 / $80,000 | 74(2)(9) of the Act | 4 months |

| | | | | | |
|---|---|---|---|---|---|
| Fred Fabro<br>Surrey, B.C. | 147,059 shares & 73,529 warrants | April 22, 2002 | $0.17 / $25,000 | 74(2)(9) of the Act | 4 months |
| Blaine Bailey<br>Burnaby, B.C. | 147,059 shares & 73,529 warrants | April 22, 2002 | $0.17 / $25,000 | 74(2)(9) of the Act | 4 months |
| Bentree Investments Inc.<br>Vancouver, B.C. | 588,235 shares & 294,118 warrants | April 22, 2002 | $0.17 / $100,000 | 128(h) of the Rules | 4 months |

6. **Disclose the following information in a schedule to the Form 45-902F. The information in *the schedule is not available to the public.***

| *Full name and residential address of purchaser* | *Telephone number and e-mail address of purchaser* | *Type of security and number purchased* | *Exemption relied on* |
|---|---|---|---|
| See attached | | | |
| | | | |

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$150,000

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

**If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.**

| *Name and address of person being compensated* | *Compensation paid (number and type of security and/or cash amount (Canadian $)* | *Price per share (Canadian $)* |
|---|---|---|
| N/A | | |
| | | |

**The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.**

DATED at Vancouver, B.C. this 29th day of April, 2002.

**THOUGHTSHARE COMMUNICATIONS INC.**
per:

M. Wong

Marilyn Wong, Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

# SCHEDULE

Item 6:

| *Full name and residential address of purchaser* | *Telephone number and e-mail address of purchaser* | *Type of security and number purchased* | *Exemption relied on* |
|---|---|---|---|
| Eric Gerritsen<br>99 Bartlett Avenue<br>Arlington, Massachusetts 02476 | (718) 370-2847 | 470,588 shares & 235,294 warrants | 74(2)(9) of the Act |
| Fred Fabro<br>13693 – 18th Avenue<br>Surrey, B.C. V4A 1W5 | (604) 873-8724 | 147,059 shares & 73,529 warrants | 74(2)(9) of the Act |
| Blaine Bailey<br>5949 Patrick Street<br>Burnaby, B.C. V5J 3B8 | (604) 431-5193 | 147,059 shares & 73,529 warrants | 74(2)(9) of the Act |
| Bentree Investments Inc.<br>1254, 1055 Dunsmuir Street<br>Vancouver, B.C. V7X 1A2 | (604) 661-5607 | 588,235 shares & 294,118 warrants | 128(h) of the Rules |